KORE RESOURCES INC.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

June 4, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Tia L. Jenkins

Re: Kore Resources, Inc.
Amendment No. 5 to Form 8-K
Filed March 24, 2015
Form 8-K
Filed May 5, 2015
File No. 000-54977

Dear Ms. Jenkins:

This letter is submitted by Kore Resources, Inc. (the "Company") with respect to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 27, 2015.

The Company will account for the aforementioned rescinded share agreement in our financial statements under ASC 205-20 Accounting for Discontinued Operations.  Additionally, our fiscal year will continue to end on June 30.

Sincerely,

/s/ Matthew Killeen

Matthew Killeen
Chief Executive Officer